                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 6)(1)

                        CADUS PHARMACEUTICAL CORPORATION
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    127639102
                                    ---------
                                 (CUSIP Number)

                                  Sandra Leung
                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 546-4000
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 3, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)

                                 (Page 1 of 12)



----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127639102                  SCHEDULE 13D                   Page 2 of 12
          ---------                                                     ---   --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification No. of Above Person (entities only)

     BRISTOL-MYERS SQUIBB COMPANY
     I.R.S. Employer Identification Number 22-079-0350
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                        941,500
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   941,500
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        941,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        7.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 127639102                  SCHEDULE 13D                   Page 3 of 12
          ---------                                                     ---   --

This Amendment No. 6 is being filed to amend Item 5 of this Schedule 13D.

Item 1.  SECURITY AND ISSUER.

      The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "COMMON STOCK"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "ISSUER"), which has its principal executive offices at 767 Fifth Avenue, New York, NY 10153.

Item 2.  IDENTITY AND BACKGROUND.

      This Amendment is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "COMPANY"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a worldwide pharmaceutical and related health care products company.

      The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on SCHEDULE A which is incorporated herein by reference.

      During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In July 1994, the Issuer and the Company entered into a research collaboration, whereby the Company agreed to make an initial equity investment of $12,500,000 in the Issuer's Series B Preferred Stock. The Company made an additional equity investment of $5,000,000 in the Issuer's Series B Preferred Stock in September 1995 upon the Issuer achieving a research milestone. Both equity investments came out of the working capital of the Company.

CUSIP No. 127639102                  SCHEDULE 13D                   Page 4 of 12
          ---------                                                     ---   --


      On July 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $7.00. The Company made an additional equity investment of $2,500,000, acquiring 355,000 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company.

Item 4.  PURPOSE OF TRANSACTION.

      The Company acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Common Stock of the Issuer was initially acquired in connection with a research collaboration between the Company and the Issuer which expired in July 1999.

      The Company and the Issuer are parties to a letter agreement (the "LETTER AGREEMENT") concerning the Company's shares of the Common Stock. Such Letter Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Letter Agreement includes certain notice requirements and transfer restrictions with respect to the Company's shares of the Common Stock. Subject to market conditions and the Letter Agreement, the Company may, in its sole discretion, sell all or a portion of its shares of Common Stock from time to time in open market transactions or otherwise.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

      To the best knowledge of the Company, as of December 31, 2002, the Company is the beneficial owner of 941,500 shares of Common Stock of the Issuer or approximately 7.2% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer that it owns.

      Except as set forth in this Item 5 and on SCHEDULE B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

      Except as set forth in Item 3 and on SCHEDULE B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

CUSIP No. 127639102                  SCHEDULE 13D                   Page 5 of 12
          ---------                                                     ---   --


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Preferred Stock Purchase Agreement, together with First Amendment thereto, filed as an exhibit hereto is incorporated herein by reference. Except as set forth in such Agreement or the Letter Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Preferred Stock Purchase Agreement dated as of July 26, 1994 between Issuer and the Company concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

2. Letter Agreement dated March 23, 1999 between the Issuer and the Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).

CUSIP No. 127639102                  SCHEDULE 13D                   Page 6 of 12
          ---------                                                     ---   --


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2003


                                       BRISTOL-MYERS SQUIBB COMPANY

                                       By:      /s/ SANDRA LEUNG
                                           ------------------------------------
                                           Sandra Leung
                                           Corporate Secretary

CUSIP No. 127639102                  SCHEDULE 13D                   Page 7 of 12
          ---------                                                     ---   --


                                   SCHEDULE A

      The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Except as set forth below, each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

DIRECTORS OF BRISTOL-MYERS SQUIBB COMPANY


NAME AND BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION
--------------------------                 ----------------------------
Peter R. Dolan                             Chairman and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY  10154

Robert E. Allen                            Retired Chairman and Chief Executive
AT&T Corp.                                 Officer
180 Park Avenue
Room 1E38
Florham Park, NJ  07932

Lewis B. Campbell                          Chairman and Chief Executive Officer
Textron Inc.
40 Westminster Street
Providence, RI  02903-2596

Vance D. Coffman                           Chairman and Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD  20817

Ellen V. Futter                            President
American Museum of Natural History
Central Park West at 79th Street
New York, NY  10024


CUSIP No. 127639102                  SCHEDULE 13D                   Page 8 of 12
          ---------                                                     ---   --



NAME AND BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION
-------------------------                  -----------------------------
Louis V. Gerstner, Jr.                     Retired Chairman and Retired
IBM Corporation                            Chief Executive Officer
New Orchard Road
Armonk, NY  10504

Laurie H. Glimcher, M.D.                   Irene Heinz Given Professor of Immunology
Harvard Medical School and
Harvard School of Public Health
Dept. of Immunology and Infectious Diseases
651 Huntington Avenue, FXB-2
Boston, MA  02115

Leif Johansson                             President and Chief Executive Officer
AB Volvo
SE-40508
Goteborg, Sweden
Citizen of Sweden

James D. Robinson III                      Chairman and Chief Executive Officer
RRE Investors
126 East 56th Street, 22nd Floor
New York, NY  10022

Louis W. Sullivan, M.D.                    President
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

EXECUTIVE OFFICERS OF BRISTOL-MYERS SQUIBB COMPANY


NAME                                       PRESENT PRINCIPAL OCCUPATION
----                                       ----------------------------
Peter R. Dolan                             Chairman and Chief Executive Officer

Lamberto Andreotti                         Senior Vice President

Harrison M. Bains, Jr.                     Vice President, Tax & Treasury


CUSIP No. 127639102                  SCHEDULE 13D                   Page 9 of 12
          ---------                                                     ---   --


NAME                                       PRESENT PRINCIPAL OCCUPATION
----                                       ----------------------------
Stephen E. Bear                            Senior Vice President, Human Resources

Andrew G. Bodnar, M.D.                     Senior Vice President, Strategy and
                                           Medical & External Affairs

Andrew R. J. Bonfield                      Senior Vice President and Chief Financial
                                           Officer

Wendy L. Dixon                             Chief Marketing Officer and
                                           President, Global Marketing

Donald J. Hayden, Jr.                      Executive Vice President and
                                           President, Americas

Tamar. D. Howson                           Senior Vice President, Corporate and
                                           Business Development

Sandra Leung                               Vice President, Corporate Secretary and
                                           Head of the Office of Corporate Conduct

John L. McGoldrick                         Executive Vice President and
                                           General Counsel

Dean J. Mitchell                           President, U.S. Primary Care

James B. D. Palmer, M.D.                   Chief Scientific Officer and President,
                                           Pharmaceutical Research Institute

Elliot Sigal, M.D., Ph.D.                  Senior Vice President, Pharmaceutical
                                           Research Institute

John L. Skule                              Senior Vice President,
                                           Corporate & Environmental Affairs

David L. Zabor                             Vice President and Controller


CUSIP No. 127639102                  SCHEDULE 13D                  Page 10 of 12
          ---------                                                     ---   --


                                   SCHEDULE B

SHARES OF COMMON STOCK OWNED

         None.


TRANSACTIONS IN SHARES OF COMMON STOCK

      Sales on the open market by the Company of the Issuer's Common Stock from the date that was 60 days prior to the date of event requiring the filing of this Statement through December 31, 2002 are described below:


            DATE                  NUMBER OF SHARES               PRICE PER SHARE
            ----                  ----------------               ---------------
          07/09/02                       500                          $1.17
          07/12/02                     7,000                          $1.12
          07/22/02                     2,500                          $1.15
          07/30/02                    40,000                          $1.13
          07/31/02                     5,000                          $1.12
          08/06/02                     2,000                          $1.10
          08/13/02                     1,500                          $1.11
          08/14/02                     2,000                          $1.10
          08/15/02                     2,000                          $1.10
          08/16/02                    12,000                          $1.10
          08/20/02                     1,000                          $1.10
          08/22/02                     4,000                          $1.12
          08/23/02                     3,000                          $1.11
          09/03/02                    16,000                          $1.10
          09/12/02                     2,000                          $1.10
          09/13/02                     2,000                          $1.09
          09/17/02                     6,000                          $1.10
          09/20/02                     1,000                          $1.10
          09/23/02                     3,000                          $1.10
          10/04/02                     2,000                          $1.10
          10/07/02                     6,000                          $1.10
          10/09/02                     8,000                          $1.12


CUSIP No. 127639102                  SCHEDULE 13D                  Page 11 of 12
          ---------                                                     ---   --


TRANSACTIONS IN SHARES OF COMMON STOCK (CONTINUED)


            DATE                  NUMBER OF SHARES               PRICE PER SHARE
            ----                  ----------------               ---------------
          10/15/02                    45,000                          $1.10
          10/16/02                     2,000                          $1.09
          10/22/02                     2,000                          $1.08
          10/23/02                     2,000                          $1.08
          10/30/02                     2,000                          $1.04
          10/31/02                     4,000                          $1.07
          11/04/02                     3,000                          $1.05
          11/07/02                     1,000                          $1.04
          11/11/02                    30,000                          $1.11
          11/12/02                     2,000                          $1.09
          11/13/02                     2,000                          $1.10
          11/14/02                    17,000                          $1.15
          11/19/02                     3,000                          $1.12
          12/03/02                     1,500                          $1.13
          12/20/02                     5,000                          $1.07



CUSIP No. 127639102                  SCHEDULE 13D                  Page 12 of 12
          ---------                                                     ---   --


                                                    EXHIBIT INDEX

EXHIBIT
NUMBER      DOCUMENT
------      --------

  1 Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus Pharmaceutical Corporation and Bristol-Myers Squibb Company, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

  2 Letter Agreement dated March 23, 1999 between the Issuer and the Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).